Sticker dated April 6, 2009 to Prospectus dated March 20, 2009

The prospectus for Atlas Resources Public #18-2008 Program consists of this sticker, the prospectus dated March 20, 2009 and Supplement No. 1 dated April 6, 2009.  The purpose of the supplement is to discuss the extension of the natural gas contracts for the partnerships’ primary drilling areas and the intended formation of a joint venture between Atlas Pipeline Partners and a subsidiary of Williams to own and operate Atlas Pipeline Partners’ pipeline system in the Appalachian Basin where it is anticipated the partnerships’ Marcellus Shale wells will be drilled, and to update “Management” concerning the replacement of an ATN independent director and the 2009 exemption for the alternative minimum tax.

This sticker and Supplement No. 1 form a part of, and must be accompanied or preceded by, the prospectus.

Atlas Resources Public #18-2008 Program

Supplement No. 1
to the
Prospectus dated March 20, 2009

April 6, 2009

Status of the Offering
Atlas Resources Public #18-2008 Program is providing you with this supplement to discuss the extension of the natural gas contracts for the partnerships’ primary drilling areas and the intended formation of a joint venture between Atlas Pipeline Partners LP (“APL”) and a subsidiary of Williams (“Williams”) to own and operate APL’s pipeline system in the Appalachian Basin where it is anticipated the partnerships’ Marcellus Shale wells will be drilled, and to update “Management” concerning the replacement of an ATN independent director and the 2009 exemption for the alternative minimum tax.

This supplement forms a part of, and must be accompanied or preceded by, the prospectus.  You should carefully review the prospectus and this supplement before subscribing for units.

Proposed Activities – Primary Areas of Operations.  The following natural gas contracts have been extended as follows:

•
The natural gas produced from the Marcellus Shale primary area in western Pennsylvania will be sold primarily to UGI Energy Services, ConocoPhillips Company, Equitable Energy LLC, Dominion Field Services, Inc., Sequent Energy Management, L.P., Colonial Energy and NJR Energy Services pursuant to contracts which end primarily March 31, 2010.

•	The natural gas produced from the north central Tennessee primary area will be sold primarily to Atmos Energy pursuant to contracts which end March 31, 2011.

•	The natural gas produced from the New Albany Shale (Indiana) primary area will be sold primarily to Atmos Energy pursuant to contracts which end March 31, 2014.

(See “Proposed Activities – Sale of Natural Gas and Oil Production – Natural Gas Contracts.”)

The pricing and delivery arrangements with the majority of the natural gas purchasers described above are tied to the settlement of the New York Mercantile Exchange Commission (“NYMEX”) monthly futures contracts price, which is reported daily in the Wall Street Journal, and with an additional premium, which is referred to as the basis, paid because of the location of the natural gas in relation to the natural gas market.  The premium over quoted prices on the NYMEX received by the managing general partner and its affiliates for areas which include the Marcellus Shale and north central Tennessee primary areas has ranged between $0.54 to $0.84 per mcf, which includes both basis and btu adjustments, during the managing general partner’s past three fiscal years.  These figures are based on the overall weighted average that the managing general partner and its affiliates used in their annual reserve reports for their past three fiscal years, and do not include the New Albany Shale (Indiana) primary area since the managing general partner and its affiliates had not then sold any natural gas production from that area.  Generally, the purchase agreements may be suspended for force majeure, which generally means an Act of God.

Proposed Activities – Sale of Natural Gas and Oil Production – Gathering of Natural Gas.  Atlas Pipeline Partners, L.P. (NYSE: APL) has announced that it has entered into a definitive agreement with a subsidiary of Williams (NYSE: WMB) ("Williams") to form Laurel Mountain Midstream, LLC (the “joint venture”), which will own and operate APL’s Appalachian Basin gathering system in Pennsylvania, New York, Ohio and West Virginia.  APL will receive approximately $90 million in cash from the transaction, a 49% equity interest in the joint venture, and a preferred equity right to proceeds under a $25.5 million obligation from Williams (the “Obligation”). The Obligation amortizes in equal principal installments over a three-year period following the closing of the transaction, and the right to receive accrued principal and interest can be converted at APL’s option into an equivalent sum to pay joint venture capital expenditures APL would otherwise be required to fund under the joint venture agreement.  The proposed transaction is subject to traditional purchase price adjustments, consent from APL’s senior lenders and other customary closing conditions.

The joint venture will own and operate all of APL’s Appalachian Basin assets, which includes its gathering and processing assets in the Marcellus Shale primary area where it is anticipated the partnerships will drill most of their wells. This joint venture will manage the ongoing operations and anticipated expansion of the Appalachia Basin gathering system to serve ATN, the partnerships and other third party producers in the Marcellus Shale area.  (See “Risk Factors – Risks Related To The Partnerships’ Oil and Gas Operations – Adverse Events in Marketing a Partnership’s Natural Gas Could Reduce Partnership Distributions” and “Proposed Activities – Sale of Natural Gas and Oil Production – Gathering of Natural Gas.”)

Management.  As discussed in “Management – Atlas Energy Resources, LLC (“ATN”), a Delaware Limited Liability Company,” R. Randle Scarborough, an ATN board member who had served since August 2008, passed away on January 29, 2009.  Additionally, Jessica K. Davis has been named as an independent director of ATN.  Biographical information on Ms. Davis is set forth below.

 Ms. Davis is currently an attorney with the Drinker Biddle & Reath LLP law firm in Philadelphia, Pennsylvania since August 2005.  Prior to joining Drinker, Biddle & Reath LLP, Ms. Davis was a corporate litigation attorney with the Stroock & Stroock & Lavan LLP law firm in New York, New York from September 2002 to August 2005.

Federal Income Tax Consequences – Alternative Minimum Tax.  For tax years beginning in 2009 only, the alternative minimum tax exemption amounts for individuals under the American Recovery and Reinvestment Act of 2009 are the following amounts:

•	married individuals filing jointly and surviving spouses, $70,950, less 25% of AMTI exceeding $150,000 (zero exemption when AMTI is $433,800);

•	unmarried individuals other than surviving spouses, $46,700, less 25% of AMTI exceeding $112,500 (zero exemption when AMTI is $299,300); and

•
married individuals filing separately, $35,475, less 25% of AMTI exceeding $75,000 (zero exemption when AMTI is $216,900).  Also, AMTI of married individuals filing separately is increased by the lesser of $35,475 or 25% of the excess of AMTI (without regard to the exemption reduction) over $216,900.

(See “Federal Income Tax Consequences – Alternative Minimum Tax” in the prospectus.)

Absent future legislation from Congress, the exemption amounts for individuals for alternative minimum tax purposes in 2010 and subsequent years will be reduced substantially from those set forth above.